Supplementing the Preliminary Prospectus Supplement dated June 26, 2015 (To Prospectus dated June 26, 2015)	Filed Pursuant to Rule 433 Registration Statement No. 333-205243 Pricing Term Sheet June 26, 2015

EverBank Financial Corp

5.75% Subordinated Notes due 2025

Pricing Term Sheet

Issuer:	EverBank Financial Corp
Security:	Subordinated Notes
Principal Amount:	$175,000,000
Net Proceeds (before expenses):	$172,812,500
Maturity:	July 2, 2025
Coupon:	5.75%
Price to Public:	100% of face amount
Yield to Maturity:	5.75%
Interest Payment Dates:	January 2 and July 2, commencing January 2, 2016
Optional Redemption:

Redeemable (1) in whole or in part on or after

the 30th day prior to the maturity date or (2) in whole, but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined under “Description of the Subordinated Notes—Optional Redemption”), in each case at 100% of the principal amount of the Subordinated Notes, plus accrued and unpaid interest thereon to but excluding the date of redemption.

Trade Date:	June 26, 2015
Settlement Date:	T+2; June 30, 2015
CUSIP / ISIN:	29977GAA0 / US29977GAA04
Rating*:	BBB (Kroll)
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC UBS Securities LLC
Co-Manager:	Raymond James & Associates, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or by email at prospectus_requests@baml.com, by calling J.P. Morgan Securities LLC at 1-212-834-4533 or by calling UBS Securities LLC toll-free at 1-888-827-7275.